UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER 001-39757

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Velo3D, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

2710 Lakeview Court

Address of Principal Executive Office (Street and Number)

Fremont, California 94538

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, Form N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Velo3D, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to finalize certain of the disclosures in its Quarterly Report, as well as the financial statements to be filed as part of the Quarterly Report. The additional time is required due to a lack of staff on the Company’s accounting team, a lack of financial resources available to the Company, which have impacted the Company’s ability to, among other things, finalize the Company’s financial statements and footnotes thereto in a timely manner, and the Company’s on-going evaluation of its ability to meet its financial obligations and continue as a going concern, for which the Company has concluded it has substantial doubt. The Company’s strategic review process remains ongoing.

For the foregoing reasons, the Company requires additional time to complete the procedures relating to its third quarter reporting process, including the completion of the Company’s financial statements, and therefore the Company is unable to file the Quarterly Report by November 14, 2024, the prescribed filing due date for the Quarterly Report. The Company does not expect that it will file the Quarterly Report within the extension period provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Hull Xu	408	610-3915
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Management expects a significant reduction in revenue for the three and nine months ended September 30, 2024 as compared to the corresponding period for the last fiscal year. To a lesser extent, management also expects a reduction in operating costs for the three and nine months ended September 30, 2024 as compared to the corresponding period for the last fiscal year. The anticipated reduction in revenue is primarily a result of the lack of customer orders stemming from the lack of clarity on the Company’s strategic review outcome, which is still on-going. The reduction in operating costs is a result of on-going cost discipline measures including, but not limited to, reductions in force. Due to delays in finalizing certain financial and other related data in the Quarterly Report, primarily due to (i) a lack of staff on the Company’s accounting team, (ii) a lack of financial resources available to the Company, which have impacted the Company’s ability to, among other things, finalize the Company’s financial statements and footnotes thereto in a timely manner, and (iii) the Company’s on-going evaluation of its ability to meet its financial obligations and continue as a going concern, for which the Company has concluded it has substantial doubt, the Company is unable to provide a reasonable estimate of its results of operations for the third quarter ended September 30, 2024 or the anticipated changes from corresponding prior period results.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

The Company’s expectations regarding the timing of the filing of its Quarterly Report and its results of operations are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. Forward-looking statements are subject to certain risks and uncertainties, including the Company’s inability to complete the work required to file the Quarterly Report in the time frame that is anticipated, including as a result of any issues or considerations that may be identified in the course of such completion and other risks and uncertainties identified in the Company’s filings with the Securities and Exchange Commission. Except to the extent required by applicable law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Velo3D, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2024	By:	/s/ Hull Xu
	Name:	Hull Xu
	Title:	Chief Financial Officer